EXHBIT 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of March 31, 2019, June 30, 2018 and for the nine-month periods ended March 31, 2019 and 2018.

INDEX

Unaudited interim condensed consolidated financial statements as of March 31, 2019, June 30, 2018 and for the nine-month periods ended March 31, 2019 and 2018.

Unaudited interim condensed consolidated statements of financial position as of March 31, 2019 and June 30, 2018	F-2

Unaudited interim condensed consolidated statements of comprehensive income for the nine-month and three-month periods ended March 31, 2019 and 2018	F-4

Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended March 31, 2019 and 2018	F-5

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended March 31, 2019 and 2018	F-7

Notes to the unaudited interim condensed consolidated financial statements	F-9

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2019 and June 30, 2018

(Amounts in US Dollars)

	Notes	03/31/2019	06/30/2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	6,139,337	2,215,103
Other financial assets	5.2	5,324,516	4,550,847
Trade receivables	5.3	68,408,216	52,888,427
Other receivables	5.4	5,213,401	4,240,205
Income and minimum presumed income taxes recoverable		2,151,617	2,082,269
Inventories	5.5	23,240,074	19,366,001
Total current assets		110,477,161	85,342,852

NON-CURRENT ASSETS
Other financial assets	5.2	336,949	243,358
Other receivables	5.4	812,919	4,979,507
Income and minimum presumed income taxes recoverable		84,337	126,653
Deferred tax assets		934,851	5,601,821
Investments in joint ventures and associates	10	25,641,028	19,072,055
Property, plant and equipment	5.6	39,955,867	40,177,146
Intangible assets	5.7	33,913,458	26,657,345
Goodwill	5.8	20,937,480	14,438,027
Total non-current assets		122,616,889	111,295,912
Total assets		233,094,050	196,638,764

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 13.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2019 and June 30, 2018

(Amounts in US Dollars)

LIABILITIES	Notes	03/31/2019	06/30/2018

CURRENT LIABILITIES
Trade and other payables	5.9	39,411,909	27,708,830
Borrowings	5.10	95,177,237	65,308,928
Employee benefits and social security	5.11	3,492,543	4,411,713
Deferred revenue and advances from customers	5.12	897,035	1,007,301
Income and minimum presumed income taxes payable		—	2,569
Government grants		3,100	17,695
Financed payment - Acquisition of business	5.14	5,740,746	20,223,590
Total current liabilities		144,722,570	118,680,626

NON-CURRENT LIABILITIES
Borrowings	5.10	16,938,555	25,708,205
Government grants		7,932	15,532
Investments in joint ventures and associates	10	1,995,995	2,012,298
Deferred tax liabilities		15,336,866	13,591,942
Provisions	5.13	436,593	845,486
Financed payment - Acquisition of business	5.14	—	2,651,019
Private warrants	5.15	2,925,080	—
Total non-current liabilities		37,641,021	44,824,482
Total liabilities		182,363,591	163,505,108

EQUITY
Equity attributable to owners of the parent		37,130,349	13,713,484
Non-controlling interests		13,600,110	19,420,172
Total equity		50,730,459	33,133,656

Total equity and liabilities		233,094,050	196,638,764

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 13.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine-month and three-month periods ended March 31, 2019 and 2018

(Amounts in US Dollars)

		Nine-month period ended	Nine-month period ended	Three-month period ended	Three-month period ended
	Notes	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Revenue	6.1	110,741,133	101,882,311	18,682,627	20,903,741
Government grants		13,674	41,180	714	12,513
Total revenue		110,754,807	101,923,491	18,683,341	20,916,254

Cost of sales	6.2	(58,648,951)	(60,115,955)	(10,996,272)	(12,249,675)
Research and development expenses	6.3	(2,089,961)	(2,850,936)	(1,147,269)	(784,138)
Selling, general and administrative expenses	6.4	(25,548,400)	(27,151,613)	(8,721,883)	(7,291,737)
Share of profit or loss of joint ventures and associates	10	306,386	(872,051)	(506,207)	(799,813)
Other income or expenses, net		(25,825)	299,245	272,737	12,473
Operating profit		24,748,056	11,232,181	(2,415,553)	(196,636)

Finance income	6.5	45,876,403	12,282,231	20,086,036	6,910,863
Finance costs	6.6	(72,418,345)	(31,963,413)	(22,215,869)	(13,399,250)
Share based payment cost of listing shares	8.3	(20,893,789)	—	(20,893,789)	—
Net gain of inflation effect on monetary items		11,021,116	—	1,155,314	—
Profit / (loss) before income tax		(11,666,559)	(8,449,001)	(24,283,861)	(6,685,023)

Income tax		(3,445,656)	7,378,351	1,605,093	1,522,299
Loss for the period		(15,112,215)	(1,070,650)	(22,678,768)	(5,162,724)

Other comprehensive loss		(5,587,090)	(19,124,269)	(3,075,367)	(7,473,158)

Items that may be subsequently reclassified to profit and loss		(5,093,375)	(19,124,269)	(2,101,011)	(7,251,745)
Exchange differences on translation of foreign operations from joint ventures		(2,728,261)	(6,462,115)	(792,750)	(2,133,379)
Exchange differences on translation of foreign operations		(2,365,114)	(12,662,154)	(1,308,261)	(5,118,366)

Items that will not be subsequently reclassified to loss and profit		(493,715)	—	(974,356)	(221,413)
Revaluation of property, plant and equipment, net of tax, of JV and associates		155,246	—	(145,989)	—
Revaluation of property, plant and equipment, net of tax		(648,961)	—	(828,367)	—
Tax rate change over revaluation of property, plant and equipment		—	—	—	(221,413)
Total comprehensive loss		(20,699,305)	(20,194,919)	(25,754,135)	(12,635,882)

Profit / (loss) for the period attributable to:
Equity holders of the parent		(17,245,703)	(2,072,622)	(21,474,709)	(3,200,167)
Non-controlling interests		2,133,488	1,001,972	(1,204,059)	(1,962,557)
		(15,112,215)	(1,070,650)	(22,678,768)	(5,162,724)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		(21,384,923)	(14,694,875)	(23,643,501)	(8,510,432)
Non-controlling interests		685,618	(5,500,044)	(2,110,634)	(4,125,450)
		(20,699,305)	(20,194,919)	(25,754,135)	(12,635,882)
Loss per share
Basic and diluted loss attributable to ordinary equity holders of the parent	7	(0.60)	(0.07)	(0.72)	(0.11)
Weighted average number of shares
Basic and diluted	7	28,597,680	28,098,117	29,630,486	28,098,117

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related party balances and transactions are disclosed in Note 13.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2019 and 2018

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options	Retained results	Foreign currency translation	Revaluation of PP&E	Equity (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2017	2,810	56,254,519	72,822	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Parent company investment	—	(4,087,231)	—	—	—	—	(4,087,231)	—	(4,087,231)
Stock options	—	—	34,219	—	—	—	34,219	—	34,219
Profit or loss of the period	—	—	—	(2,072,622)	—	—	(2,072,622)	1,001,972	(1,070,650)
Other comprehensive loss	—	—	—	—	(12,622,253)	—	(12,622,253)	(6,502,016)	(19,124,269)
03/31/2018	2,810	52,167,288	107,041	(17,182,672)	(19,220,333)	1,219,600	17,093,734	35,897,401	52,991,135

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 13.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2019 and 2018

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options	Retained results	Foreign currency translation	Revaluation of PP&E	Equity (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2018	2,810	68,023,449	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	—	—	—	22,546,341	—	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment (Note 8.1)	—	(14,558,347)	—	—	—	—	(14,558,347)	—	(14,558,347)
Stock options	—	—	71,231	—	—	—	71,231	—	71,231
Reverse recapitalization (Note 8.3)	329	21,721,148	—	—	—	—	21,721,477	—	21,721,477
Private warrants (Note 5.15)	—	(3,432,723)	—	—	—	—	(3,432,723)	—	(3,432,723)
Shares issued - Rizobacter call option (Note 8.4)	474	21,439,652	—	—	—	—	21,440,126	(14,302,975)	7,137,151
Profit or loss of the period	—	—	—	(17,245,703)	—	—	(17,245,703)	2,133,488	(15,112,215)
Other comprehensive loss	—	—	—	—	(3,725,468)	(413,752)	(4,139,220)	(1,447,870)	(5,587,090)
03/31/2019	3,613	93,193,179	174,058	(20,848,945)	(40,337,538)	4,945,982	37,130,349	13,600,110	50,730,459

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 13.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2019 and 2018

(Amounts in US Dollars)

	Notes	03/31/2019	03/31/2018
OPERATING ACTIVITIES
Loss for the period		(15,112,215)	(1,070,650)

Adjustments to reconcile loss to net cash flows
Income tax		3,445,656	(7,378,351)
Finance results		26,034,300	19,681,182
Results of inflation effects on the monetary items		(11,021,116)	—
Share based payment cost of listing shares	8.3	20,893,789	—
Depreciation of property, plant and equipment	5.6	1,782,683	1,614,784
Amortization of intangible assets	5.7	1,495,522	1,677,543
Inventory purchase price allocation charge		—	2,257,378
Stock options		71,231	34,219
Reverse recapitalization expenses		4,479,913	—
Share of profit or loss of joint ventures and associates	10	(306,386)	872,051
Loss of control of subsidiaries		(10,591)	—
Allowance for impairment of trade debtors	6.4	147,766	1,042,730
Allowance for obsolescence	6.4	269,979	428,094
Puttable instruments interest		—	438,082
Gain or loss on sale of equipment and intangible assets		(185,398)	2,956

Working capital adjustments
Trade receivables		23,886,582	(6,349,748)
Other receivables		3,332,761	1,392,732
Income and minimum presumed income taxes		(27,408)	(2,369,625)
Inventories		(3,837,079)	1,601,278
Trade and other payables		(23,933,570)	(11,503,325)
Employee benefits and social security		(851,082)	(1,699,538)
Deferred revenue and advances from customers		(102,098)	(283,104)
Income and minimum presumed income taxes payable		—	2,138,139
Government grants		(22,195)	(58,389)
Inflation effects on working capital adjustments		(11,668,074)	—
Net cash flows generated by operating activities		18,762,970	2,468,438

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 13.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2019 and 2018

(Amounts in US Dollars)

	Notes	03/31/2019	03/31/2018
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		257,606	106,661
Investment in joint ventures and associates and associates	10	(124,124)	(763,744)
Net loans granted to shareholders and other related parties		206,388	—
Purchase of property, plant and equipment	5.6	(1,800,540)	(2,182,964)
Net loans granted to joint ventures		—	(3,200,139)
Capitalized development expenditures	5.7	(53,407)	(360,694)
Purchase of intangible assets	5.7	(126,391)	(457,233)
Net cash flows used in investing activities		(1,640,468)	(6,858,113)

FINANCING ACTIVITIES
Proceeds from borrowings		13,269,451	22,616,963
Repayment of borrowings and interest payments		(33,005,813)	(26,958,977)
Increase bank overdraft and other short-term borrowings		6,878,784	11,528,866
Other financial proceeds or payments, net		(828,372)	180,528
Reverse recapitalization		1,083,928	—
Net cash flows (used in) provided by financing activities		(12,602,022)	7,367,380

Net increase in cash and cash equivalents		4,520,480	2,977,705
Cash and cash equivalents as of beginning of the period	5.1	2,215,103	1,679,478
Effect of exchange rate changes and inflation effects on cash and cash equivalents		(596,246)	—
Cash and cash equivalents as of the end of the period	5.1	6,139,337	4,657,183

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 13.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Index

1. General information

2. Accounting standards and basis of preparation

2.1. Statement of compliance with IFRS as issued by IASB

2.2. Authorization for the issue of the Unaudited interim condensed consolidated financial Statements

2.3. Basis of measurement

2.4. Functional currency and presentation currency

2.5. Changes in accounting policies

2.6. Changes in accounting estimates and judgements

2.7. Changes in subsidiaries

3. New standards, amendments and interpretations issued by the IASB

4. Seasonality

5. Information about components of Unaudited interim condensed consolidated statements of financial position

5.1. Cash and cash equivalents 5.2. Other financial assets

5.3. Trade receivables

5.4. Other receivables

5.5. Inventories

5.6. Property, plant and equipment

5.7. Intangible assets

5.8. Goodwill

5.9. Trade and other payables 5.10. Borrowings

5.11. Employee benefits and social security

5.12. Deferred revenue and advances from customers

5.13. Provisions

5.14. Financed payment - Acquisition of business

5.15. Private warrants

6. Information about components of consolidated statement of comprehensive income

6.1. Revenue

6.2. Cost of sales

6.3. R&D classified by nature

6.4. Expenses classified by nature and function

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.5. Finance income

6.6. Finance costs

7. Loss per share

8. Information about consolidated components of equity

8.1. Parent company investment

8.2. Share capital

8.3. Reverse recapitalization

8.4. Shares issued — Rizobacter call option

8.5. Shares summary

8.6. Non-controlling interest

9. Cash flow information

10. Joint ventures and associates

11. Segment information

12. Financial instruments- risk management

13. Shareholders and other related parties’ balances and transactions

14. Key management personnel compensation

15. Contingencies, commitments and restrictions on the distribution of profits

16. Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.         GENERAL INFORMATION

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp. (“Bioceres”), consummated the previously announced merger pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019.

The merger was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union).

See previous details of the merger in the combined financial statements as of June 30, 2018, June 30, 2017, December 31, 2016, for the year ended June 30, 2018, for the nine-month transition period ended June 30, 2017 and for the years ended December 31, 2016 and 2015 (“Combined financial statements as of June 30, 2018”).

Prior to the consummation of the merger on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”).

On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed its crop business net assets (consisting of certain assets and liabilities, the “Bioceres Inc Crop Business”) to BCS Holding in exchange for 100% equity interest in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (“Parent”), contributed all its equity interest in Bioceres Semillas (its direct majority owned subsidiary) to Bioceres LLC in exchange for additional equity interests in Bioceres LLC.

On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Immediately following the consummation of the merger on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. Consideration for the Rizobacter Call Option (net of prepayments) was in the form of Union shares. Union shares constituting the in-kind consideration were issued in reliance on an applicable exemption from the registration requirements of the Securities Act.

As additional consideration payable to Bioceres LLC in the merger, the original founders of Union have agreed to transfer to Bioceres LLC in the aggregate 862,500 unregistered ordinary shares.

As a result of the merger and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the merger, Union changed its name to Bioceres Crop Solutions Corp and its fiscal year to June 30.

The Group is a fully-integrated agricultural biotechnology business with a leadership position in the South America region. It operates multiple technology platforms to develop and commercialize products that enhance crop productivity and expand feedstock applications in order to provide value to its customers around the world.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Financial and economic situation

On April 4, 2019 Rizobacter issued corporate bonds for a total amount of $16 million, maturing in half-yearly instalments as from the sixth month from the date of issuance. Those corporate bonds were secured by a mortgage on real estate assets owned by the Company.

On May 2, 2019 Rizobacter also executed the restructuring of $4.5 million of its short-term borrowings into a 3-year maturity loan.

Finally, on May 7, 2019 Bioceres Crop Solutions Corp., Bioceres LLC and Bioceres SA entered into an agreement for the restructuring of $15 million of the outstanding intercompany loans into a facility with a 5-year maturity.

To meet short-term debts, the Group could, if necessary, issue new corporate bonds up to US$40 million. This program is already authorized by the regulatory authorities of Argentina and could be allocated to the Group’s needs. In addition, the Group has revolving credit facilities up to an amount of approx. $30 million with financial institutions that jointly with the generation of resources from the business operations, allows the Group to meet its current financial obligations.

2.         ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.         Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the nine-month period ended March 31, 2019 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the Combined financial statements as of June 30, 2018.

2.2.         Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of March 31, 2019, June 30, 2018 and for the nine-month period ended March 31, 2019 and 2018 have been authorized by the Board of Directors of Bioceres Crop Solution Corp. at their meetings held on July 3, 2019.

2.3.         Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•             Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•             Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.4.         Functional currency and presentation currency

a)        Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is a hyperinflationary economy, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy should be considered as high inflation since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities on monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to that agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated for a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics. The index as of March 31, 2019 and June 30, 2018 were 205.9571 and 144.8053, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity

b)        Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)         Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

2.5.         Changes in accounting policies

The accounting policies adopted in the preparation of this unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the Combined financial statements as of June 30, 2018, except for what is described below:

a)             Retrospectively considerations

As the merger took place on March 14, 2019, the 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in issued capital and in EPS calculation based on the assumption of those events have occurred at the beginning of the earliest period presented. See Note 7 and 8.2.

b)             Warrants

As part of the merger, we incorporated 11,500,000 public warrants (“Public warrants”), 5,200,000 private warrants (“Founder warrants”) and 7,500,000 private warrants (“Bioceres warrants”) that Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as equity instrument as they comply with the fixed-for-fixed’ condition (see Note 8). Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities (see Note 5.15).

Estimates

The estimate of the fair value of Private warrants requires a determination to be made with an option pricing model. This estimate requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these instruments applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 5.15.

2.6.         Changes in accounting estimates and judgments

There were no significant changes in accounting estimates and judgments with respect to the Combined financial statements as of June 30, 2018, except for what was described above for warrants.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.7.         Changes in subsidiaries

As of March 31, 2019, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group loss the control over this subsidiary.

On March 14, 2019, immediately following the closing of the merger, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter (Note 5.14).

3.         NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

The following new standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

IFRS 15 - Revenue from contracts with customers

The main changes are the following:

The standard introduces a new five-step model for recognizing revenue from contracts with customers:

1) Identifying the contract with the customer.

2) Identifying separate performance obligations in the contract.

3) Determining the transaction price.

4) Allocating the transaction price to separate performance obligations.

5) Recognizing revenue when the performance obligations are satisfied.

The Group has chosen a modified retrospective application of IFRS 15.

The impact of adopting IFRS 15 was not significant and therefore no cumulative effect upon adoption was recorded.

The standard and interpretations issued, but not yet in force at the date of issuance of these Unaudited Interim condensed consolidated financial statements, which are or may be applicable to the Group, are:

IFRS 16 — Leases.

IFRIC 23: Uncertainty over income tax treatments

The Group intends to adopt these standards and interpretations when they enter into force, except that the opposite is indicated.

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases will be removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The new standard will be effective for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

These amendments do not have a material impact on the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

IFRIC 23: Uncertainty over income tax treatments

On 7 June 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income taxes are applied where there is uncertainty over income tax treatments.

The interpretation specifically addresses: i) whether an entity considers uncertain tax treatments separately, ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and iv) how an entity considers changes in facts and circumstances

IFRIC 23 is effective for annual periods beginning on or after 1 January 2019. At this stage, the Group does not intend to adopt the standard before its effective date. The Group does not expect impacts due to the application of this interpretation.

IAS 28 - Equity accounting

In October 2017, the IASB published an amendment to IAS 28 on ‘Long-term interests in associates and joint ventures’. This clarifies that an entity should apply IFRS 9 to long-term interests in an associate or joint venture to which it does not apply the equity method. It is effective for annual periods beginning on or after 1 January 2019. The IASB has also published an illustrative example on applying the requirements in IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.

This amendment will be effective for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date. Management is working on determining the impact these amendments will have on the Group.

4.         SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their fields. With seed and integrated products business, the Group contract with growers and seed suppliers based upon our anticipated market demand. Generally, in seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a similar cycle to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be moderated as we achieve our international expansion plans for seed business in geographies with contrasting seasons and climates.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.         INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.        Cash and cash equivalents

	03/31/2019	06/30/2018

Cash and banks	6,139,337	2,215,103
	6,139,337	2,215,103

5.2.        Other financial assets

	03/31/2019	06/30/2018
Current
Restricted short-term deposit	4,322,572	4,538,321
Other investments	993,603	—
Other marketable securities	8,341	12,526
	5,324,516	4,550,847

	03/31/2019	06/30/2018
Non-current
Shares of Bioceres S.A.	335,256	240,920
Other marketable securities	1,693	2,438
	336,949	243,358

5.3.        Trade receivables

	03/31/2019	06/30/2018

Trade debtors	43,002,044	44,641,053
Allowance for impairment of trade debtors	(2,723,626)	(3,212,170)
Shareholders and other related parties (Note 13)	386,331	571,216
Allowance for impairment of related parties (Note 13)	(46,006)	(23,126)
Allowance for return of goods	(896,921)	(1,517,361)
Trade debtors - Parent company (Note 13)	510,327	361,606
Trade debtors - Joint ventures and associates (Note 13)	818,375	209,039
Discounted and deferred checks	27,357,692	11,858,170
	68,408,216	52,888,427

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.4.        Other receivables

	03/31/2019	06/30/2018
Current
Taxes	719,951	664,926
Other receivables - Shareholders and other related parties (Note 13)	3,478	119,677
Other receivables - Parent Company (Note 13)	—	103,251
Other receivables - Joint ventures and associates (Note 13)	295,347	1,962,459
Prepayments to suppliers	2,573,851	516,742
Reimbursements over exports	362,606	362,815
Prepaid expenses and other receivables	86,606	—
Loans receivable	—	1,360
Miscellaneous	1,171,562	508,975
	5,213,401	4,240,205
Non-Current
Taxes	127,147	295,924
Reimbursements over exports	555,601	346,575
Other receivables - Joint ventures and associates (Note 13)	—	4,337,008
Miscellaneous	130,171	—
	812,919	4,979,507

5.5.        Inventories

	03/31/2019	06/30/2018

Agrochemicals	15,139	94,486
Seeds and grains	635,263	514,000
Microbiological resale products	9,138,572	8,389,191
Microbiological products produced	8,801,738	6,383,263
Goods in transit	771,708	776,869
Supplies	4,706,627	3,978,934
Allowance for obsolescence	(828,973)	(770,742)
	23,240,074	19,366,001

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.6.        Property, plant and equipment

Property, plant and equipment as of March 31, 2019 and June 30, 2018 included the following:

	03/31/2019	06/30/2018

Gross carrying amount	51,454,239	44,764,394
Accumulated depreciation	(11,498,372)	(4,587,248)
Net carrying amount	39,955,867	40,177,146

1.      Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 03/31/2019	Net carrying amount 06/30/2018
Office equipment	199,207	194,819
Vehicles	1,908,031	1,099,603
Equipment and computer software	92,213	212,236
Fixtures and fittings	4,097,801	3,508,083
Machinery and equipment	5,809,723	4,466,293
Land and buildings	27,290,833	30,513,273
Buildings in progress	558,059	182,839
Total	39,955,867	40,177,146

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.Gross carrying amount as of March 31, 2019 is as follows:

Class	Gross carrying amount
	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	243,948	334,496	19,803	—	(7,597)	(27,731)	—	562,919
Vehicles	1,660,294	1,052,861	929,332	—	(218,390)	175,546	—	3,599,643
Equipment and computer software	419,638	417,173	17,153	—	(10,518)	(33,302)	—	810,144
Fixtures and fittings	3,826,665	1,913,979	1,260	192,118	—	(409,237)	—	5,524,785
Machinery and equipment	5,404,029	3,982,367	81,282	7,011	(37,257)	(298,076)	—	9,139,356
Land and buildings	33,026,981	1,475,392	236,020	6,255	—	(1,797,522)	(1,687,793)	31,259,333
Buildings in progress	182,839	78,751	515,690	(205,384)	—	(13,837)	—	558,059
Total	44,764,394	9,255,019	1,800,540	—	(273,762)	(2,404,159)	(1,687,793)	51,454,239

3.      Accumulated depreciation as of March 31, 2019 is as follows:

Class	Depreciation
	Accumulated as of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	49,129	309,342	(3,584)	23,990	(15,165)	—	363,712
Vehicles	560,691	765,972	(175,596)	572,529	(31,984)	—	1,691,612
Equipment and computer software	207,402	491,761	(753)	46,494	(26,973)	—	717,931
Fixtures and fittings	318,582	912,661	—	255,836	(60,095)	—	1,426,984
Machinery and equipment	937,736	2,115,831	(21,621)	454,827	(157,140)	—	3,329,633
Land and buildings	2,513,708	1,377,613	—	429,007	(204,338)	(147,490)	3,968,500
Total	4,587,248	5,973,180	(201,554)	1,782,683	(495,695)	(147,490)	11,498,372

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.      Gross carrying amount as of March 31, 2018 is as follows:

Class	Gross carrying amount
	As of the beginning of period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	252,220	98,897	—	—	(44,600)	—	306,517
Vehicles	2,223,102	321,938	—	(139,665)	(309,503)	—	2,095,872
Equipment and computer software	426,530	137,066	7,564	(6,012)	(76,807)	—	488,341
Fixtures and fittings	4,665,074	2,873	348,290	—	(842,821)	—	4,173,416
Machinery and equipment	9,177,077	207,516	—	(24,718)	(1,635,435)	—	7,724,440
Land and buildings	30,931,226	4,569	225,192	—	(5,353,875)	—	25,807,112
Buildings in progress	870,469	1,410,105	(581,046)	—	(218,978)	—	1,480,550
Total	48,545,698	2,182,964	—	(170,395)	(8,482,019)	—	42,076,248

5.      Accumulated depreciation as of March 31, 2018 is as follows:

Class	Depreciation
	Accumulated as of the beginning of period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	31,522	—	30,953	(7,270)	—	55,205
Vehicles	373,216	(55,501)	322,816	(60,259)	—	580,272
Equipment and computer software	118,169	(5,277)	128,022	(24,978)	—	215,936
Fixtures and fittings	204,171	—	175,256	(51,168)	—	328,259
Machinery and equipment	771,636	—	553,458	(205,658)	—	1,119,436
Land and buildings	828,109	—	404,279	(181,428)	—	1,050,960
Total	2,326,823	(60,778)	1,614,784	(530,761)	—	3,350,068

The depreciation charge is included in Notes 6.3 and 6.4.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. As of March 31, 2019 we reviewed the valuations in order to determine the variations between the fair values and their book value taking into consideration the valuations made in September 2018. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for land and buildings are classified as level 3 and are consistencies with the methodology disclosed in the annual financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.7.        Intangible assets

Intangible assets as of March 31, 2019 and June 30, 2018 included the following:

	03/31/2019	06/30/2018

Gross carrying amount	38,875,578	29,155,315
Accumulated amortization	(4,962,120)	(2,497,970)
Net carrying amount	33,913,458	26,657,345

1.                   Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 03/31/2019	Net carrying amount 06/30/2018
Seed and integrated products
Soybean HB4	5,437,806	4,927,853
Crop nutrition
Microbiology products	2,439,213	2,122,484
Other intangible assets
Trademarks and patents	7,357,290	5,574,682
Software	958,186	949,310
Customer loyalty	17,720,963	13,083,016
Total	33,913,458	26,657,345

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.                   Gross carrying amount as of March 31, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	4,927,853	—	509,953	—	—	5,437,806
Crop nutrition
Microbiology products	2,505,864	841,714	53,407	—	(177,065)	3,223,920
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	—	—	(490,084)	8,775,361
Software	1,444,603	438,726	126,391	(36,144)	(99,630)	1,873,946
Customer loyalty	13,998,289	6,658,894	—	—	(1,092,638)	19,564,545
Total	29,155,315	10,926,073	689,751	(36,144)	(1,859,417)	38,875,578

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.                   Accumulated amortization as of March 31, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiology products	383,380	202,791	—	229,538	(31,002)	784,707
Other intangible assets
Trademarks and patents	704,024	334,919	—	434,103	(54,975)	1,418,071
Software	495,293	227,264	(36,144)	267,519	(38,172)	915,760
Customer loyalty	915,273	435,389	—	564,362	(71,442)	1,843,582
Total	2,497,970	1,200,363	(36,144)	1,495,522	(195,591)	4,962,120

4.                   Gross carrying amount as of March 31, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	3,111,253	1,313,809	—	—	4,425,062
Crop nutrition
Microbiology products	3,782,238	360,694	—	(696,327)	3,446,605
Other intangible assets
Trademarks and patents	10,906,317	—	—	(1,909,515)	8,996,802
Software	1,787,925	457,233	—	(356,289)	1,888,869
Customer loyalty	24,315,484	—	—	(4,257,237)	20,058,247
Total	43,903,217	2,131,736	—	(7,219,368)	38,815,585

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.                   Accumulated amortization as of March 31, 2018 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Disposals	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiology products	290,969	—	256,234	(75,182)	472,021
Other intangible assets
Trademarks and patents	503,553	—	491,558	(134,666)	860,445
Software	395,156	—	290,728	(96,687)	589,197
Customer loyalty	654,648	—	639,023	(175,069)	1,118,602
Total	1,844,326	—	1,677,543	(481,604)	3,040,265

The amortization charge is included in Notes 6.3 and 6.4.

5.8.        Goodwill

The variations in goodwill occurred during the period corresponds as the result of inflation adjustment and conversion to presentation currency. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of March 31, 2019 and June 30, 2018 is as follows:

	03/31/2019	06/30/2018

Rizobacter	20,937,480	14,438,027
Total	20,937,480	14,438,027

5.9.        Trade and other payables

	03/31/2019	06/30/2018

Trade creditors	34,059,472	22,222,872
Shareholders and other related parties (Note 13)	532,455	365,994
Trade creditors - Joint ventures and associates (Note 13)	2,805,556	3,493,113
Taxes	1,637,007	35,391
Miscellaneous	377,419	1,591,460
	39,411,909	27,708,830

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.10.           Borrowings

	03/31/2019	06/30/2018
Current
Bank overdraft	578,265	532,912
Bank borrowings	50,308,317	44,061,555
Corporate bonds	—	3,262,924
BAF Loans	—	5,112,222
Discount checks	17,076,635	10,243,204
Loans payables-Parent company (Note 13)	26,880,091	1,816,084
Finance lease	333,929	280,027
	95,177,237	65,308,928
Non-current
Bank borrowings	16,490,721	25,253,940
Finance lease	447,834	454,265
	16,938,555	25,708,205

BAF Loans has converted into Loans payables-Parent company. Both are debts taken by the Group in connection with the Rizobacter acquisition. On May 7, 2019, Bioceres Crop Solutions Corp., Bioceres LLC and Bioceres SA entered into an agreement for the restructuring of $15 million of the outstanding intercompany loans into a facility with a 5-year maturity and an annual fixed rate of approximately 10%.

On August 31, 2018, we paid the last capital and interest service of Corporate bonds. After these payments there are no more outstanding Corporate bonds corresponding to the regime of public offering.

The Group has met the capital and interest installments whose maturity was effective in the nine-month period ended March 31, 2019.

Covenant compliance is required to be measured annually.

The carrying value of some borrowings as of March 31, 2019 measured at amortized cost differ from their fair value.  The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	03/31/2019
	Amortized cost	Fair value
Current
Bank borrowings	50,308,317	49,613,643
Discount checks	17,076,635	15,807,243
Non-current
Bank borrowings	16,490,721	14,701,679

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.11. Employee benefits and social security

	03/31/2019	06/30/2018

Salaries and social security	2,843,152	3,146,583
Staff incentives and vacations	649,391	1,265,130
	3,492,543	4,411,713

5.12.           Deferred revenue and advances from customers

	03/31/2019	06/30/2018

Advances from customers	897,035	1,007,301
	897,035	1,007,301

5.13.           Provisions

	03/31/2019	06/30/2018

Provisions for contingencies	436,593	845,486
	436,593	845,486

There are no expected reimbursements related to the provisions.

5.14.           Financed payment — Acquisition of business

	03/31/2019	06/30/2018
Current
Purchase option	—	14,605,469
Financed payment to sellers	5,740,746	5,618,121
	5,740,746	20,223,590
Non-current
Financed payment to sellers	—	2,651,019
	—	2,651,019

As of March 31, 2019, three installments, which were due in October 2017, April 2018 and October 2018 have been fully paid for a value of $3.5 million, $2.9 million and $2.9 million, respectively.

In April 2019, the fourth installment was paid for a value of $2.9 million. As of the date of this financial statement only one installment remains payable and due October 2019.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Purchase option: The Group was subscribed to an option to purchase a further 9.99% of Rizobacter for a nominal value of $14.9 million. On October 22, 2018, an addendum to the purchase option was signed with the sellers which increases the purchase option to 29.99 % of Rizobacter.

On March 14, 2019, immediately following the closing of the merger, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. The consideration for the Rizobacter Call Option was $1,265,000 in cash and in 4,736,736 shares of Union. Union shares constituting the in-kind consideration were issued in reliance on an applicable exemption from the registration requirements of the Securities Act. See Note 8.4.

Regards the cancelation of the $14.9 mention above, net of prepayment of $1.265 million, we issued 1,334,047 shares which were valued at $5.35 (mark to market). Difference between the fair value of shares issued and the cancelled debt generated a finance gain of $6,582,849 (Note 6.5)

5.15.           Private warrants

Founders warrants: simultaneously with the consummation of the initial public offering (“IPO”), Union consummated the private placement of 5,200,000 private warrants. This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Those warrants were purchased by certain of Union initial shareholders. Founders warrants are identical to the warrants included in the units sold in the IPO (Public warrants) having a strike price of $11,50, exercisable in a 5-years period but could be exercised on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares). Founder warrants were part of the net assets incorporated in the reverse recapitalization, which were recorded as a reduction of the equity amounting to $1,843,175.

Bioceres warrants: Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas: (i) 2,500,000 warrants with an strike price of $11.50, that will vest if and when the price of the ordinary shares trades above $15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (ii) 2,500,000 warrants with an strike price of $15.00, which will vest upon issuance; and (iii) 2,500,000 warrants with an strike price of $18.00, which will vest upon issuance. Those warrants could be exercised during a 5 year period on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares as set forth in the warrant agreement). Bioceres warrants were initially accounted as an equity transaction (distribution to shareholders in accordance to IAS 32), which were recorded as a reduction of equity amounting to $1,589,548. Subsequent changes in the liability are booked in financial results.

Private warrants do not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 2.5. Therefore they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

At inception, the fair value of Private warrants using a volatility of 32% (implied volatility of Publics warrants), share price of $5,35 and risk-free rate of 2.43%, was $3.4 million.

As of March 31, 2019 their fair value using a share price of $5,22 and risk-free rate of 2.243%, decrease to $2.9 million and we recognized a gain of $0.5 million.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.              INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (for the nine-month periods ended March 31, 2019 and 2018).

6.1.    Revenue

	03/31/2019	03/31/2018

Sale of goods	109,749,434	101,340,738
Royalties	981,097	442,881
Rendering of services	10,602	98,692
	110,741,133	101,882,311

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 13.

6.2.    Cost of sales

Item	03/31/2019	03/31/2018
Inventory as of the beginning of the period	19,366,001	31,338,034
Adjustment of opening net book amount for the application of IAS 29	4,273,416	—
Purchases of the period	52,844,099	49,970,213
Production costs	7,359,699	10,298,720
Foreign currency translation	(1,954,190)	(4,321,808)
Subtotal	81,889,025	87,285,159
Inventory as of the end of the period	(23,240,074)	(27,169,204)
Cost of sales	58,648,951	60,115,955

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.3.    R&D classified by nature

Item	Research and development expenses 03/31/2019	Research and development expenses 03/31/2018

Amortization intangible assets	663,666	750,063
Import and export expenses	13,473	12,972
Depreciation property, plant and equipment	237,888	182,258
Employee benefits and social securities	409,283	1,038,624
Maintenance	45,745	44,577
Energy and fuel	41,116	74,810
Supplies and materials	403,945	466,123
Mobility and travel	28,228	71,346
Stock options based incentive	71,231	34,219
Professional fees and outsourced services	163,089	89,994
Office supplies	1,565	20,652
Insurance	5,842	36,533
Miscellaneous	4,890	28,765
Total	2,089,961	2,850,936

	03/31/2019	03/31/2018

R&D Capitalized (Note 5.7)	563,360	1,674,503
R&D profit and loss	2,089,961	2,850,936
Total	2,653,321	4,525,439
% of total revenue	2.40%	4.44%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.4.    Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2019
Amortization intangible assets	—	831,856	831,856
Commissions and royalties	657,036	319,719	976,755
Bank expenses and commissions	—	23,250	23,250
Import and export expenses	48,759	490,896	539,655
Depreciation property, plant and equipment	837,278	707,517	1,544,795
Impairment of receivables	—	147,766	147,766
Freight and haulage	826,712	1,741,533	2,568,245
Employee benefits and social securities	3,486,082	7,691,606	11,177,688
Maintenance	332,103	375,590	707,693
Energy and fuel	326,000	133,723	459,723
Supplies and materials	212,798	190,866	403,664
Mobility and travel	7,217	902,167	909,384
Publicity and advertising	—	1,262,455	1,262,455
Professional fees and outsourced services	239,861	6,070,099	6,309,960
Professional fees related parties	—	302,307	302,307
Office supplies	25,008	691,533	716,541
Insurance	62,060	318,060	380,120
Obsolescence	269,979	—	269,979
Taxes	22,158	3,152,762	3,174,920
Miscellaneous	6,648	194,695	201,343
Total	7,359,699	25,548,400	32,908,099

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2018
Amortization intangible assets	—	927,480	927,480
Commissions and royalties	338,708	514,446	853,154
Bank expenses and commissions	—	69,408	69,408
Import and export expenses	83,443	784,825	868,268
Depreciation property, plant and equipment	878,728	553,798	1,432,526
Impairment of receivables	—	1,042,730	1,042,730
Freight and haulage	1,127,913	2,050,128	3,178,041
Employee benefits and social securities	5,978,014	10,809,660	16,787,674
Maintenance	536,522	148,283	684,805
Energy and fuel	225,013	424,182	649,195
Supplies and materials	175,791	33,133	208,924
Mobility and travel	41,131	1,124,514	1,165,645
Publicity and advertising	—	1,579,882	1,579,882
Professional fees and outsourced services	195	1,969,054	1,969,249
Professional fees related parties	—	450,237	450,237
Office supplies	18,449	697,068	715,517
Insurance	94,044	493,859	587,903
Obsolescence	428,094	—	428,094
Taxes	24,306	2,929,995	2,954,301
Miscellaneous	348,369	548,931	897,300
Total	10,298,720	27,151,613	37,450,333

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.5.    Finance income

	03/31/2019	03/31/2018

Exchange differences	38,175,264	11,018,007
Interest generated by assets	429,352	798,638
Interest generated by assets related parties	90,188	293,342
Gain for cancellation of purchase option	6,582,849	—
Changes in fair value of financial assets or liabilities and other financial results	598,750	172,244
	45,876,403	12,282,231

6.6.    Finance costs

	03/31/2019	03/31/2018

Exchange differences	(54,146,976)	(18,548,927)
Interest generated by liabilities with the parent	(1,329,088)	(356,357)
Interest generated by liabilities	(15,594,369)	(12,146,677)
Financial commissions	(1,040,796)	(911,452)
Other financial loss	(307,116)	—
	(72,418,345)	(31,963,413)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.              LOSS PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Nine-month period ended	Nine-month period ended	Three-month period ended	Three-month period ended
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Numerator
Loss for the period / year (basic EPS)	(17,245,703)	(2,072,622)	(21,474,709)	(3,200,167)
Loss for the period / year (diluted EPS)	(17,245,703)	(2,072,622)	(21,474,709)	(3,200,167)
Denominator
Weighted average number of shares (basic EPS)	28,597,680	28,098,117	29,630,486	28,098,117
Weighted average number of shares (diluted EPS)	28,597,680	28,098,117	29,630,486	28,098,117

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation are based on the assumption of those events have occurred at the beginning of the earliest period presented.

Warrants outstanding (see Note 8.5) were not included in the EPS calculations for the nine-month period ended March 31, 2019 and 2018 because they were anti-dilutive securities in that period.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after March 31, 2019 that would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period.

8.              INFORMATION ABOUT CONSOLIDATED COMPONENTS OF EQUITY

8.1.    Parent company investment

The Group has recognized the contribution of assets and (liabilities) made by the shareholders into the Company, until the merger was consummated, as share premium decrease as follows:

	03/31/2019	03/31/2018

Capital contributions	294,041	653,459
Intangible contributed	623,022	1,532,316
Incorporation of financial debt (*)	(15,475,410)	(6,273,006)
	(14,558,347)	(4,087,231)

(*) Financial debt taken by the Group in connect with Rizobacter acquisition

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.2.    Share capital

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in issued capital based on the assumption of those events have occurred at the beginning of the earliest period presented.

8.3.    Reverse recapitalization

As it was mentioned in Note 1, the merger was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union). The difference in the fair value of equity instruments retained by UAC former shareholders (shares and public warrants) over the value of the net monetary assets incorporated represents a service for listing the shares and it should be accounted as a shared based payment in accordance to IFRS 2. The cost of the service was recognized as an expense in the line “Share based payment cost of listing shares” for an amount of $20.9 million.

In December 2017, Union issued an aggregate of 2,875,000 ordinary shares (“Founder shares”) pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”). 862,500 of those Founder shares were transfer to Bioceres LLC as an additional consideration payable in the merger.

On March 2, 2018, Union consummated an IPO of 11,500,000 units. Each unit consisted in one ordinary share, one right exchangeable for one-tenth of one ordinary share, and one redeemable warrant exercisable for one ordinary share at a price of $11.50 per share (Public warrants).

On February 27, 2019, Union held an Extraordinary General Meeting of Shareholders, whereby holders voted in favor of the merger with Bioceres and converted 11,500,000 rights into 1,150,000 Union shares. In connection with this vote, the holders of 11,376,836 ordinary shares of UAC exercised their right to redeem their shares and collected a total amount of $117,005,196. Net process from the trust account were incorporated to the Group for a total amount of $1,083,840.

The fair value of the shares retained by UAC former shareholders was calculated based on the UAC share price as of the day of the transaction ($5.35).

8.4.    Shares issued - Rizobacter Call Option

Immediately following the merger, the Rizobacter Call Option was exercised. For the tranche of 9.99% (that was previously accounted as financial liability) consideration of the payment was in $1,265,000 in cash and in the form of UAC shares, pursuant to which 1,334,047 ordinary shares were issued. The difference between the fair value of the consideration paid and the financial liability was recognized in financial results as “Gain for cancellation of purchase option”.

For the tranche of an additional 20%, consideration of the payment was in the form of UAC shares, pursuant to which 3,402,688 ordinary shares were issued. The adjustment in the non-controlling interest was recorded as an equity transaction.

After the Rizobacter Call Option was exercised, the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. See Note 5.14.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.5.    Shares summary

As of the date of this financial statement, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union’s IPO and 7,500,000 of which were issued in connection with the merger) classified as liability (see Note 5.15) and (vi) 11,500,000 public warrants outstanding.

Public warrants: simultaneously with the consummation of the IPO, Union consummated the public placement of 11,500,000 public warrants exercisable for one ordinary share at a price of $11.50 per share (Public warrants). Those warrants were purchased by certain of Union initial shareholders. They can be exercised only on a cash basis a 5-years period and can be redeemed at the option of the company when the stock price is above $18. Public warrants were classified as equity and consideration was included in column “Share Premium”.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

8.6.    Non-controlling interests

On March 14, 2019, immediately following the closing of the merger, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter (Note 5.14).

There were no dividends paid to non-controlling interest (NCI) in the period ended March 31, 2019, and 2018.

9.              CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	03/31/2019	03/31/2018
Investment activities
Investment in kind in other related parties (Note 13)	463,511	—
Non-monetary contributions in joint ventures (Note 10)	94,355	—
	557,866	—

Financing activities
Settlement of liability with loan to joint venture	6,410,011	—
Purchase option paid by a parent loan	(1,265,000)	—
Parent company investment	(14,558,347)	(4,087,231)
Capitalization of financial debt	13,720,000	—
Private warrants	(3,432,723)	—
Reverse recapitalization	(256,240)	—
	617,701	(4,087,231)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

10.       JOINT VENTURES AND ASSOCIATES

	03/31/2019	06/30/2018
Assets
Semya S.A.	3,554,844	2,972,239
Synertech Industrias S.A.	22,057,485	16,099,816
Indrasa Biotecnología S.A.	28,699	—
	25,641,028	19,072,055

	03/31/2019	06/30/2018
Liabilities
Trigall Genetics S.A.	1,995,995	2,012,298
	1,995,995	2,012,298

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Changes in joint ventures and associates’ investments:

	03/31/2019	03/31/2018

As of the beginning of the period	17,059,757	30,580,943
Adjustment of opening net book amount for the application of IAS 29	8,328,794	—
Monetary contributions	124,124	763,744
Non-monetary contributions	94,355	—
Parent company investment	294,041	121,480
Loss of control of Indrasa Biotecnología S.A.	10,591	—
Revaluation of property, plant and equipment	155,246	—
Foreign currency translation	(2,728,261)	(6,462,115)
Share of profit or loss	306,386	(872,051)
As of the end of the period	23,645,033	24,132,001

Share of profit or loss of joint ventures and associates:

	03/31/2019	03/31/2018

Trigall Genetics S.A.	(27,739)	(400,137)
Semya S.A.	(35,248)	18,153
Synertech Industrias S.A.	358,795	(490,067)
Indrasa Biotecnología S.A.	10,578	—
	306,386	(872,051)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

11.       SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Nine-month period ended March 31, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated

Revenues
Sale of goods	19,762,513	59,589,614	30,397,307	109,749,434
Royalties	981,097	—	—	981,097
Rendering of services	10,602	—	—	10,602
Government grants
Grants	13,674	—	—	13,674
Total revenue	20,767,886	59,589,614	30,397,307	110,754,807

Cost of sales	(7,209,266)	(35,049,400)	(16,390,285)	(58,648,951)
Gross margin per segment	13,558,620	24,540,214	14,007,022	52,105,856
%	65%	41%	46%	47%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Nine-month period ended March 31, 2018	Seed and integrated products	Crop protection	Crop nutrition	Combined

Revenues
Sale of goods	20,715,785	61,024,142	19,600,811	101,340,738
Royalties	442,881	—	—	442,881
Rendering of services	98,692	—	—	98,692
Government grants
Grants	41,180	—	—	41,180
Total revenue	21,298,538	61,024,142	19,600,811	101,923,491

Cost of sales	(11,247,330)	(39,818,306)	(9,050,319)	(60,115,955)
Gross margin per segment	10,051,208	21,205,836	10,550,492	41,807,536
%	47%	35%	54%	41%

12.       FINANCIAL INSTRUMENTS — RISK MANAGEMENT

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of March 31, 2019 and June 30, 2018.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	03/31/2019	06/30/2018	03/31/2019	06/30/2018
Cash and cash equivalents	6,139,337	2,215,103	—	—
Other financial assets	4,659,521	4,781,679	8,341	12,526
Trade receivables	68,408,216	52,888,427	—	—
Other receivables (*)	2,518,765	7,742,120	—	—
Total	81,725,839	67,627,329	8,341	12,526

(*) Advances expenses and tax balances are not included.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	03/31/2019	06/30/2018	03/31/2019	06/30/2018
Trade Payables and other payables	39,411,909	27,708,830	—	—
Borrowings	112,115,792	91,017,133	—	—
Employee benefits and social security	3,492,543	4,411,713	—	—
Financed payment - Acquisition of business	5,740,746	22,874,609	—	—
Warrrants	—	—	2,925,080	—
Total	160,760,990	146,012,285	2,925,080	—

Financial instruments measured at fair value

Measurement at fair value at 03/31/2019	Level 1	Level 2	Level 3

Financial assets at fair value
Other financial assets	8,341	—	—

Financial liabilities valued at fair value
Private warrants	—	—	2,925,080

Measurement at fair value at 06/30/2018	Level 1	Level 2	Level 3

Financial assets at fair value
Other financial assets	12,526	—	—

Estimation of fair value

The fair value of marketable securities is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 5.15. The sensitivity analysis was based on a 5% change in the volatility of instrument. These change in isolation

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

would have increased / decreased the amount of the financial liability by $1.5 million and $0.8 million if the volatility was 37% or 27%, respectively.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, certain other financial assets, trade payables and other payables, borrowings, employee benefits and social security and financed payments.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.10).

13.       SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended March 31, 2019 and 2018 the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	03/31/2019	03/31/2018
Joint ventures	Sales and services	2,730,610	464,097
Joint ventures	Purchases of goods and services	(11,765,781)	(7,301,409)
Joint ventures	Equity contributions	(218,479)	885,224
Joint ventures	Net loans granted / (cancelled)	(6,410,011)	3,200,139
Key management personnel	Salaries, social security benefits and other benefits	(2,111,023)	(2,852,040)
Key management personnel	Loans granted	536,668	—
Key management personnel	Interest gain	5,882	—
Shareholders and other related parties	Sales of goods and services	593,726	1,150,811
Shareholders and other related parties	Purchases of goods and services	(547,671)	(772,103)
Shareholders and other related parties	Net loans granted/(cancelled)	(206,388)	—
Shareholders and other related parties	Interest gain	90,188	293,342
Shareholders and other related parties	In-kind contributions	463,511	—
Parent company	Interest lost	(1,329,088)	(356,357)
Parent company	Sales of goods and services	—	6,774
Parent company	Purchases of goods and services	(49,132)	(333,087)
Parent company	Equity contributions	(14,558,347)	(4,087,231)
Total		(32,775,335)	(9,701,840)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	03/31/2019	06/30/2018
Parent company	Trade receivables	510,327	361,606
Parent company	Other accounts receivable	—	103,251
Shareholders and other related parties	Trade receivables	386,331	571,216
Shareholders and other related parties	Allowance for impairment	(46,006)	(23,126)
Shareholders and other related parties	Other accounts receivable	3,478	119,677
Joint ventures	Trade receivables	818,375	209,039
Joint ventures	Other accounts receivable	295,347	6,299,467
Total		1,967,852	7,641,130

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	03/31/2019	06/30/2018
Parent company	Loans payables	(26,880,091)	(1,816,084)
Key management personnel	Salaries, social security benefits and other benefits	(1,798,646)	(1,556,035)
Shareholders and other related parties	Trade payables	(532,455)	(365,994)
Joint ventures	Trade payables	(2,805,556)	(3,493,113)
Total		(32,059,849)	(7,231,226)

14.       KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, was as follows for the period ended March 31, 2019, and 2018.

	03/31/2019	03/31/2018

Salaries, social security and other benefits	2,111,023	2,852,040
Total	2,111,023	2,852,040

The Group currently does not pay any compensation to any of its non-employee board members.

15.       CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In order to guarantee the obligations assumed on the Syndicated loan (Note 5.10), Rizobacter signed a granted a pledge of a fixed term certificate constituted on September 11, 2017, and extended on March 11, 2019, for $4.3 million disclosed as “Restricted short-term deposit” in “Other financials assets” (Note 5.2).

As of March 31, 2019, Rizobacter had $7.3 million of debt secured by checks from customers, in addition to discount checks, for a total amount of $5.5 million.

As mention in Note 1, on April 4, 2019 Rizobacter issued corporate bonds for a total amount of $16 million, maturing in half-yearly instalments as from the sixth month from the date of issuance. Those corporate bonds were secured by a mortgage on real estate assets owned by the Group.

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosed made in the Consolidated financial statement as of June 30, 2018.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

16.       EVENTS OCCURRING AFTER THE REPORTING PERIOD

On April 4, 2019 Rizobacter issued corporate bonds for a total amount of $16 million, maturing in half-yearly instalments as from the sixth month from the date of issuance. Those corporate bonds were secured by a mortgage on real estate assets owned by the Company.

On May 2, 2019 Rizobacter also executed the restructuring of $4.5 million of its short-term borrowings into a 3-year maturity loan.

Finally, on May 7, 2019 Bioceres Crop Solutions Corp., Bioceres LLC and Bioceres SA entered into an agreement for the restructuring of $15 million of the outstanding intercompany loans into a facility with a 5-year maturity.

Subsequent to March 31, 2019, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these Unaudited interim condensed consolidated financial statements that were not mentioned above.